Securities Act Registration No. 333 -20635

Investment Company Act Registration No. 811 -08037

FORM N-1A

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.___                                                           ☐

Post-Effective Amendment No. 137                                                         ☒

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY

ACT OF 1940

Amendment No. 138                                                                                     ☒

ADVISORONE FUNDS

17645 Wright Street

Omaha, NE 68130

(402) 493-3313

Mike Forker, Secretary

Copies to:

Kevin Wolf	JoAnn Strasser,Esq.
Executive Vice President	Thompson Hine LLP
Ultimus Fund Solutions, LLC	41 South High Street, 17th Floor
80 Arkay Drive, Suite 110	Columbus, Ohio 43215
Hauppauge, New York 11788-0132

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

Explanatory Note

This Post-Effective Amendment No. 137 to the Registration Statement is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing Exhibit (q)(1) to the Registration Statement. No changes have been made to Part A, B or Part C of the Registration Statement, other than Item 28 of Part C as set forth below. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 137 shall become effective immediately upon filing with the Securities and Exchange Commission.

AdvisorOne Funds

PART C

OTHER INFORMATION

ITEM 28.	EXHIBITS.

(a)	Articles of Incorporation. Name change amendment to the Declaration of Trust of AdvisorOne Funds (formerly the Orbitex Group of Funds) (the “Trust”), previously filed in Post-Effective Amendment No. 19 on July 1, 2003, is incorporated herein by reference; Declaration of Trust, dated December 13, 1996, previously filed in the Registration Statement on January 29, 1997, is incorporated herein by reference.
(b)	By-Laws. By-Laws of the Trust previously filed in the Registration Statement on January 29, 1997 are incorporated herein by reference.
(c)	Instruments Defining Rights of Security Holders. None other than the Declaration of Trust and By-Laws of the Trust.
(d)

Investment Advisory Contracts.

(1)    Investment Advisory Agreement, dated December 4, 2020, by and between Brinker Capital Investments, LLC (“Brinker”) and the Trust on behalf of the CLS Global Diversified Equity Fund, CLS Growth and Income Fund, CLS Flexible Income Fund, CLS Global Aggressive Equity Fund, CLS Shelter Fund and Milestone Treasury Obligations Fund previously filed in Post-Effective Amendment No. 135 on August 26, 2021 is incorporated herein by reference.

(e)

Underwriting Contracts.

(1) Underwriting Agreement by and between Northern Lights Distributors, LLC and the Trust dated February 1, 2019, on behalf of the CLS Global Diversified Equity Fund, CLS Growth and Income Fund, CLS Flexible Income Fund, CLS Global Aggressive Equity Fund CLS Shelter Fund, CLS Strategic Global Equity Fund and the Milestone Treasury Obligations Fund, previously filed in Post-Effective Amendment No. 125 on April 17, 2019 is incorporated herein by reference.

(f)	Bonus or Profit Sharing Contracts. None.
(g)

Custodial Agreements.

(1)    Custody Agreement dated September 1, 2010, as amended April 17, 2019, by and between Fifth Third Bank and the Trust, on behalf of the CLS Global Diversified Equity Fund, CLS Growth and Income Fund, CLS Flexible Income Fund, CLS Global Aggressive Equity Fund, CLS Shelter Fund and the CLS Strategic Global Equity Fund, previously filed in Post-Effective Amendment No. 127 on August 28, 2019 is incorporated herein by reference.

Global Custody Addendum dated September 1, 2010 by and between Fifth Third Bank and the Trust previously filed in Post-Effective Amendment No. 51 on August 31, 2010, is incorporated herein by reference.

(2)

(h)

Other Material Contracts.

(1)    Fund Services Agreement dated October 16, 2017, by and between Gemini Fund Services, LLC and the Trust, on behalf of the CLS Global Diversified Equity Fund, CLS Growth and Income Fund, CLS Flexible Income Fund, CLS Global Aggressive Equity Fund, CLS Shelter Fund, previously filed in Post-Effective Amendment No. 127 on August 28, 2019 is incorporated herein by reference.

(2)    Second Amendment dated September 1, 2019 to the Fund Services Agreement dated October 16, 2017, as amended July 1, 2019, by and between Gemini Fund Services, LLC and the Trust, on behalf of the CLS Global Diversified Equity Fund, CLS Growth and Income Fund, CLS Global Aggressive Equity Fund, CLS Flexible Income Fund, CLS Shelter Fund andCLS Strategic Global Equity Fund, previously filed in Post-Effective Amendment No. 127 on August 28, 2019 is incorporated herein by reference.

(3)    Fee Waiver Agreement for Class N and Class T shares dated April 15, 2020 by and between CLS and the Trust, on behalf of CLS Global Diversified Equity Fund, CLS Growth and Income Fund, CLS Flexible Income Fund, CLS Global Aggressive Equity Fund, CLS Shelter Fund, and Institutional Class and Investor Class shares of the Milestone Treasury Obligations Fund, previously fild in Post-Effective Amendment No. 131 on August 28, 2020 is incorporated herein by reference.

(4)    Consulting Agreement dated January 1, 2017 by and between the Northern Lights Compliance Services, LLC and the Trust, previously filed in Post-Effective Amendment No. 125 on April 17, 2019 is incorporated herein by reference.

(i)

Legal Opinion.

(1)    Opinion and Consent of Thompson Hine LLP, previously filed in Post-Effective Amendment No. 125 on April 17, 2019 is incorporated herein by reference.

(2)    Consent of Thompson Hine previously filed in Post-Effective Amendment No. 135 on August 26, 2021 is incorporated herein by reference.

(j)	Other Opinions. (1) Consent of Tait Weller & Baker LLP previously filed in Post-Effective Amendment No. 135 on August 26, 2021 is incorporated herein by reference.
(k)	Omitted Financial Statements. None.
(l)	Initial Capital Agreements. Form of Shareholder Subscription Agreement by and between Orbitex Management, Inc. and the Trust on behalf of each Fund, previously filed in Pre-Effective Amendment No. 2 to the Registration Statement dated September 26, 1997, is incorporated by reference.
(m)

Shareholder Services Plan.

(1)    Shareholder Services Plan dated July 19, 2018 on behalf of the CLS Global Diversified Equity Fund, CLS Growth and Income Fund, CLS Flexible Income Fund, CLS Global Aggressive Equity Fund and CLS Shelter Fund, previously filed in Post-Effective Amendment No. 116 on August 17, 2018 is incorporated herein by reference.

(2)    Amended and Restated Shareholder Services Plan dated April 17, 2019 on behalf of the CLS Global Diversified Equity Fund, CLS Growth and Income Fund, CLS Global Aggressive Equity Fund, CLS Flexible Income Fund, CLS Shelter Fund previously filed in Post-Effective Amendment No. 125 on April 17, 2019 is incorporated herein by reference.

(n)	Rule 18f-3 Plan. (1) Rule 18f-3 Plan for Multiple Classes of Shares previously fild in Post-Effective Amendment No. 131 on August 28, 2020 is incorporated herein by reference..
(p) (q)

Code of Ethics.

(1)    Code of Ethics of AdvisorOne Funds revised on June 23, 2006, previously filed in Post-Effective Amendment No. 37 on June 28, 2006, is incorporated herein by reference.

(2)    Code of Ethics for Brinker dated April 1, 2021 previously filed in Post-Effective Amendment No. 135 on August 26, 2021 is incorporated herein by reference.

(3)    Code of Ethics for Northern Lights Distributors, LLC dated August 1, 2018, previously filed in Post-Effective Amendment No. 116 on August 17, 2018 is incorporated herein by reference.

Powers of Attorney.

(1) Powers of Attorney with respect to Trustees and Officers of the Trust are filed herewith.

ITEM 29.	PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE FUND.

No person is directly or indirectly controlled by or under common control with the Registrant.

ITEM 30.	INDEMNIFICATION.

Reference is made to the Registrant's Underwriting Agreement dated February 1, 2019.

The Underwriting Agreement provides that the Registrant agrees to indemnify, defend and hold Northern Lights Distributors, LLC (NLD), its several officers and managers, and any person who controls NLD within the meaning of Section 15 of the Securities Act free and harmless from and against any and all claims, demands, liabilities and expenses (including the reasonable cost of investigating or defending such claims, demands or liabilities and any reasonable counsel fees incurred in connection therewith) which NLD, its officers and managers, or any such controlling persons, may incur under the Securities Act, the 1940 Act, or common law or otherwise, arising out of or based upon: (i) any untrue statement, or alleged untrue statement, of a material fact required to be stated in either any Registration Statement or any Prospectus, (ii) any omission, or alleged omission, to state a material fact required to be stated in any Registration Statement or any Prospectus or necessary to make the statements in any of them not misleading, (iii) the Registrant’s  failure to maintain an effective Registration statement and Prospectus with respect to Shares of the Funds that are the subject of the claim or demand, (iv)  the Registrant’s failure to provide NLD with advertising or sales materials to be filed with the FINRA on a timely basis or use of marketing materials that are false or misleading (v) Registrant’s failure to properly register Fund shares under applicable state laws, or (vi) actions taken by NLD resulting from NLD’s reliance on instructions received from an officer, agent or legal counsel of the Registrant. The Registrant’s agreement to indemnify NLD, its officers or managers, and any such controlling person will not be deemed to cover any such claim, demand, liability or expense to the extent that it arises out of or is based upon: (i) any such untrue statement, alleged untrue statement, omission or alleged omission made in any Registration Statement or any Prospectus in reliance upon information furnished by NLD, its officers, managers or any such controlling person to the Fund or its representatives for use in the preparation thereof, or (ii) willful misfeasance, bad faith or gross negligence in the performance of NLD’s duties, or by reason of NLD’s reckless disregard of its obligations and duties under the Underwriting Agreement.

Reference is made to Article VI of the Registrant’s Amended Declaration of Trust previously in the Registration Statement on January 29, 1997.

The Registrant will indemnify its Trustees and officers to the extent permitted by law. Indemnification may not be made if the Trustee or officer has incurred liability by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of duties in the conduct of his office ("Disabling Conduct"). The means of determining whether indemnification shall be made are (1) a final decision on the merits by a court or other body before whom the proceeding is brought that the Trustees or officer was not liable by reason of Disabling Conduct, or (2) in the absence of such a decision, a reasonable determination, based on a review of the facts, that the Trustee or officer was not liable by reason of Disabling Conduct. Such latter determination may be made either by (a) vote of a majority of Trustees who are neither interested persons (as defined in the Investment Company Act of 1940) nor parties to the proceeding or (b) independent legal counsel in a written opinion. The advancement of legal expenses may not occur unless the Trustee or officer agrees to repay the advance (if it is determined that he is not entitled to the indemnification) and one of three other conditions is satisfied: (1) he provides security for his agreement to repay; (2) the registrant is insured against loss by reason of lawful advances; (3) the Trustees who are not interested persons and are not parties to the proceedings, or independent counsel in a written opinion, determine that there is a reason to believe that the Trustee or officer will be found entitled to indemnification.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "1933 Act") may be permitted to Trustees, officers, controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event  that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

ITEM 31.	BUSINESS AND OTHER CONNECTIONS OF THE INVESTMENT ADVISER.

Certain information pertaining to the business and other connections of Brinker, the adviser to CLS Global Diversified Equity Fund, CLS Growth and Income Fund, CLS Flexible Income Fund, CLS Global Aggressive Equity Fund, and CLS Shelter Fund is hereby incorporated herein by reference to the section of the Prospectus captioned “Management” and to the section of the Statement of Additional Information captioned “Investment Management and Other Services.”  The information required by this Item 31 with respect to each manager, officer or partner of Brinker is incorporated by reference to Form ADV filed by Brinker with the Securities and Exchange Commission pursuant to the Investment Advisers Act of 1940, as amended (File No. 801-57265).

ITEM 32.	PRINCIPAL UNDERWRITER.

(a)       Northern Lights Distributors, LLC (“NLD”), the principal underwriter to each series of the Registrant, also acts as principal underwriter for the following:

Absolute Core Strategy ETF, Advisor One Funds, Arrow ETF Trust, DWA Tactical ETF, Arrow QVM Equity Factor ETF, Arrow Reserve Capital Management ETF, Arrow Dogs of the World ETF, Arrow DWA Country Rotation ETF, Arrow ETF Trust, Ballast Small/Mid Cap ETF, Boyar Value Fund Inc., Copeland Trust, Humankind Benefit Corporation, Miller Investment Trust, Mutual Fund and Variable Insurance Trust, Mutual Fund Series Trust, New Age Alpha Trust, Northern Lights Fund Trust, Northern Lights Fund Trust II, Northern Lights Fund Trust III, Northern Lights Fund Trust IV, Northern Lights Variable Trust, PREDEX, Princeton Private Investment Access Fund, The North Country Funds, The Saratoga Advantage Trust, Tributary Funds, Inc., Two Roads Shared Trust, and Uncommon Investment Funds Trust.

(b)       NLD is registered with Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc.  The principal business address of NLD is 4221 North 203rd Street, Suite 100, Elkhorn, NE 68022. NLD is an affiliate of Gemini Fund Services, LLC.  To the best of Registrant’s knowledge, the following are the officers of NLD:

Name	Positions and Offices with Underwriter	Positions and Offices with the Fund
Kevin Guerette	President	None
Stephen Preston	Chief Compliance Officer, FINOP and AMl Compliance Officer	None
William J. Strait	Manager, Secretary and General counsel	None
David Young	Manager	None

(c)       Not Applicable.

ITEM 33.	LOCATION OF ACCOUNTS AND RECORDS.

The following entities prepare, maintain and preserve the records required by Section 31 (a) of the 1940 Act for the Registrant.  These services are provided to the Registrant through written agreements between the parties to the effect that such services will be provided to the Registrant for such periods prescribed by the rules and regulations of the Securities and Exchange Commission under the 1940 Act and such records are the property of the entity required to maintain and preserve such records and will be surrendered promptly on request.

Fifth Third Bank (“Fifth Third”), located at 38 Fountain Square Plaza, Cincinnati, OH 45263 provides custodian services to CLS Global Diversified Equity Fund, CLS Growth and Income Fund, CLS Flexible Income Fund, CLS Global Aggressive Equity Fund, and CLS Shelter Fund pursuant to a Custody Agreement between Fifth Third and the Trust.

Gemini Fund Services, LLC (“GFS”) provides services to all Funds in the Trust pursuant to a Fund Services Agreement from the following 2 locations:

•	4221 North 203rd Street, Suite 100, Elkhorn, NE 68022
•	80 Arkay Drive, Suite 110, Hauppauge, NY 11788

GFS provides transfer agency, dividend disbursing and fund accounting services, which includes pricing for each of the Funds’ portfolio securities, maintaining records regarding securities and other assets in custody and in transfer, bank statements, canceled checks, financial books and records, and records of each shareholder’s account and all disbursement made to shareholders, from the Omaha, Nebraska location. Administrative services, including the maintenance of all other required Fund and Portfolio records are provided from the Hauppauge, New York location.

•	Northern Lights Compliance Services, LLC (“NLCS”), located at 4221 North 203rd Street, Suite 100, Elkhorn, NE 68022,

provides CCO and compliance services to each Fund of the Trust.

•	Northern Lights Distributors, LLC, located at 4221 North 203rd Street, Suite 100, Elkhorn, NE 68022, serves as principal underwriter for each Fund of the Trust and maintains all records required to be maintained pursuant to each Fund’s Distribution and Shareholder Services Plan, if applicable, adopted pursuant to Rule 12b-1 under the 1940 Act.

Brinker, located at 1055 Westlakes Drive, Suite 250, Berwyn, PA 19312 pursuant to an Investment Advisory Agreement with the Trust, maintains all records required pursuant to such agreement with respect to the CLS Global Diversified Equity Fund, CLS Growth and Income Fund, CLS Flexible Income Fund, CLS Global Aggressive Equity Fund, and CLS Shelter Fund.

ITEM 34.	MANAGEMENT SERVICES. Not applicable.
ITEM 35.	UNDERTAKINGS. None.

Signatures

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940 the Registrant has duly caused this Post-Effective Amendment No. 137 to its Registration Statement to be signed on its behalf by the undersigned, duly authorized in the City of Omaha, State of Nebraska on December 6, 2021.

ADVISORONE FUNDS

(Registrant)

By: /s/Jason Moore

Jason Moore, President

Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Todd Clarke *	Trustee	December 6, 2021

Larry A. Carter *	Trustee	December 6, 2021

John W. Davidson *	Trustee	December 6, 2021

Edward D. Foy *	Trustee	December 6, 2021

Gary Lanzen *	Trustee	December 6, 2021

Reid Peters*	Treasurer, Principal Financial Officer	December 6, 2021

/s/Jason Moore
Jason Moore	President, Principal Executive Officer	December 6, 2021

By: /s/ Mike Forker
Mike Forker	Attorney-in-Fact	December 6, 2021

* Pursuant to Powers of Attorneyfiled herewith.

Exhibit Index

Powers of Attorney	99.28 (q)(1)